Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Texas Capital Bancshares, Inc. for the registration of common stock, preferred stock, warrants, debt securities, depositary shares, stock purchase contracts, stock purchase units, and units and to the incorporation by reference therein of our reports dated February 13, 2024, with respect to the consolidated financial statements of Texas Capital Bancshares, Inc., and the effectiveness of internal control over financial reporting of Texas Capital Bancshares, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Dallas, Texas
February 14, 2024

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